CANADIAN NATURAL RESOURCES LIMITED
REPORTS VOTING RESULTS AT ANNUAL MEETING
CALGARY, ALBERTA – MAY 5, 2023 – FOR IMMEDIATE RELEASE
Canadian Natural held its Annual Meeting of the Shareholders on May 4, 2023. The result of the vote by shareholders for each resolution is reported below.

1. The election of the following nominees as directors of the Corporation for the ensuing year or until their successors are elected or appointed.
	Votes For	Votes Withheld
Catherine M. Best	772,999,107 94.33%	46,482,273 5.67%
M. Elizabeth Cannon	801,149,226 97.76%	18,332,153 2.24%
N. Murray Edwards	737,404,473 89.98%	82,076,907 10.02%
Christopher L. Fong	787,625,728 96.11%	31,855,651 3.89%
Ambassador Gordon D. Giffin	611,943,993 74.67%	207,537,386 25.33%
Wilfred A. Gobert	797,726,217 97.35%	21,755,162 2.65%
Steve W. Laut	809,301,717 98.76%	10,179,662 1.24%
Tim S. McKay	807,379,050 98.52%	12,102,330 1.48%
Honourable Frank J. McKenna	763,731,928 93.20%	55,749,451 6.80%
David A. Tuer	744,813,725 90.89%	74,667,654 9.11%
Annette M. Verschuren	815,543,179 99.52%	3,938,200 0.48%
Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com

	Votes For	Votes Withheld
2.The appointment of PricewaterhouseCoopers LLP as auditors of the Corporation for the ensuing year and to authorize the Audit Committee of the Board of Directors to fix their remuneration.	755,705,345 90.57%	78,723,834 9.43%
	Votes For	Votes Against
3.On an advisory basis, approval of the Corporation’s approach to executive compensation.	807,146,417 98.49%	12,334,957 1.51%

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

TIM S. MCKAY
President
MARK A. STAINTHORPE
Chief Financial Officer and Senior Vice-President, Finance
LANCE J. CASSON
Manager, Investor Relations
Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com